

December 13, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, $0.00 par value per share, of: John Hancock Preferred Income ETF, a series of John Hancock Exchange-Traded Fund Trust under the Exchange Act of 1934.

Sincerely,

[signature]